Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (502) 596-4141

Paul J. Diaz
President and Chief Executive Officer
Kindred Healthcare, Inc.
680 South Forth Street
Louisville, KY 40202

> **Re:** **Kindred Healthcare, Inc.**
> **Definitive Schedule 14A**
> **Filed April 4, 2007**
> **File No. 1-14057**

Dear Mr. Diaz:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Code of Ethics and Related Person Transactions, page 7

1.   Please ensure that you fully address Item 404(a) of Regulation S-K regarding
        transactions with all related persons specified in Instruction 1 to Item 404(a).

2.   Clarify whether you have described your policies and procedures for the review,
        approval, or ratification of any transaction required to be reported under Item
        404(a) of Regulation S-K. As part of your description, disclose whether your
        related party transaction policy and procedures are in writing, and, if not, how the
        policy and procedures are evidenced. See Item 404(b)(1) of Regulation S-K.

Compensation of Directors and Executive Officers, page 11

Compensation Discussion and Analysis, page 11

3.   On page 11 you state that your "executive compensation program attempts to
        target total direct compensation…depending upon the individual performance of
        the Named Executive Officer, his level of responsibility," among other things.
        On pages 13 and 14 you make similar statements about the apparently
        individually-tailored considerations the compensation committee makes in
        determining base salary levels and equity-based compensation amounts.
        Throughout your compensation discussion and analysis, analyze in more detail
        how the committee's consideration of these individual performance, subjective
        and other mentioned factors resulted in the amounts each officer earned for each
        compensation element for the last completed fiscal year. We note that you have
        included some disclosure regarding these considerations for your chief executive
        officer's compensation.

Components of Executive Compensation, page 13

4.   We note your disclosure on page 11 and elsewhere that your executive
        compensation program "attempts to target total direct compensation for the
        Named Executive Officers… between the 50th and 75th percentiles of the
        healthcare industry" depending upon particular adjustments for individual and
        company performance. Indicate where the amounts of your actual named
        executive officer total direct compensation fell within the targeted percentile
        range. To the extent your total compensation was outside of the targeted
        percentile range, please explain why.

Base Salary, page 13

5.   We refer to the second paragraph on page 15. Please also disclose the possible
        result of the subjective assessment of named executive officer performance; for
        example, describe how this assessment has affected base salary determinations or

increases or decreases in base salaries. Describe the considerations or guidelines the committee follows in making the assessment. Address whether the considerations or guidelines differ among the officers and what any maximum adjustment to base salary as a result of this assessment may be. Finally clarify the extent to which such subjective evaluation of an officer by the committee led to any payout adjustment for the relevant year.

Cash Incentives, page 14

6.   On pages 14 and 15 you state the types of company performance measures the committee established for determining short-term and long-term incentive compensation. Please disclose the performance targets and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure is not required as it would result in competitive harm such that the targets may be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Also clarify which particular performance goals apply to each named executive officer.

7.   Discuss whether discretion has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Employment and Other Agreements, page 18

8.   We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 27 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Mr. Diaz
Kindred Healthcare, Inc.
August 21, 2007
Page 4

Outstanding Equity Awards at End of 2006 Fiscal Year, page 24

9.   Please disclose the vesting dates of the unvested shares of stock held at fiscal year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 27

10.   Concisely explain what "change in control" means for purposes of the arrangements described here.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor